KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K


(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED JULY 31, 2008     COMMISSION FILE NUMBER: 001-05146-01


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSACTION PERIOD FROM ________________________ TO ___________________




      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN
                c/o Philips Electronics North America Corporation
                               3000 Minuteman Road
                          Andover, Massachusetts 01810
                 Attention: Compensation and Benefits Department

       (Full title of the plan and address of the plan, if different from that of the issuer named below)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        REMBRANDT TOWER, AMSTELPLEIN, 1,
                        AMSTERDAM 1070MX, THE NETHERLANDS
                    (Address of principal executive offices)

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                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN


                                TABLE OF CONTENTS



                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       1

Statements of Financial Condition - July 31, 2008 and 2007                    2

Statements of Income (Loss) and Changes in Plan Equity --

    Years ended July 31, 2008, 2007 and 2006                                  3

Notes to Financial Statements                                                 4





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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Stock Purchase Plan Committee of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") as of July 31, 2008 and 2007 and the related statements of income (loss) and changes in plan equity for each of the years in the three-year period ended July 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan at July 31, 2008 and 2007, and the income (loss) and changes in plan equity for each of the years in the three-year period ended July 31, 2008 in conformity with U.S. generally accepted accounting principles.






/s/ KPMG LLP

New York, New York
October 28, 2008

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN
                        Statements of Financial Condition
                             July 31, 2008 and 2007
                 (Dollar in thousands, except per share amounts)


                                                            2008        2007
                                                           -------     -------
Assets:
     Investment in Koninklijke Philips Electronics N.V.
        common stock at market value -- 3,967,914 shares
        in 2008 and 3,699,932 shares in 2007 (cost
        $111,786 in 2008 and $97,290 in 2007)             $132,052    $149,477

     Contributions receivable from participants              1,758       1,495
                                                           -------     -------
        Total assets                                      $133,810    $150,972
                                                           =======     =======
Plan equity                                               $133,810    $150,972
                                                           =======     =======


See accompanying notes to financial statements



                                       2

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                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN
             Statements of Income (Loss) and Changes in Plan Equity
                    Years ended July 31, 2008, 2007 and 2006
                 (Dollar in thousands, except per share amounts)


                                                     2008      2007      2006
                                                  ---------  --------  ---------
Changes in plan equity:
   Investment income (loss):
       Net change in unrealized appreciation
          (depreciation) of investments           $(31,921)   17,628   $ 16,301
       Net realized gain on sale of investments      4,505    10,995      7,543
       Dividend income from Koninklijke Philips
          Electronics N.V. common stock              3,519     2,549      1,820
                                                   --------  --------   --------
                Total investment income (loss)     (23,897)   31,172     25,664
                                                   --------  --------   --------
   Contributions:
       Participant                                  22,599    20,337     20,965
       Employer                                      3,941     3,590      3,768
                                                   --------  --------   --------
                Total contributions                 26,540    23,927     24,733
                                                   --------  --------   --------
                Total additions to plan equity       2,643    55,099     50,397

   Less distributions to participants              (19,805)  (37,475)   (32,689)
                                                   --------  --------   --------
                Net increase (decrease)            (17,162)   17,624     17,708

Plan equity:
   Beginning of year                               150,972   133,348    115,639
                                                   --------  --------   --------
   End of year                                    $133,810   150,972   $133,348
                                                   ========  ========   ========



See accompanying notes to financial statements


                                       3

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                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2008 and 2007

                (Dollars in thousands, except per share amounts)


(1)    DESCRIPTION OF THE PLAN

       The following description of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

       (a) GENERAL

           The Plan is a voluntary stock purchase plan established for eligible U.S.-based employees of certain subsidiaries of Koninklijke Philips Electronics N.V. (the "Company") effective August 1, 2000. Employees' eligible to participate in the Plan have the right to purchase shares of the Company's common stock at a discount. The common stock of the Company is quoted on several stock exchanges including the Amsterdam Stock Exchange and the New York Stock Exchange ("NYSE").

       (b) PARTICIPATION

           U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company, as defined by the Plan, are eligible to participate in the Plan after completing 30 days of full-time employment. Employees subject to collective bargaining agreements are eligible to participate upon acceptance of the Plan by their respective union.

       (c) CONTRIBUTIONS

           Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20 in any calendar year.

           The cost of shares to participants is 85% of the closing price on the last day of the applicable purchase period on which stocks are traded on the NYSE. For example, the purchase price for the first 2008 purchase period was based on the March 31, 2008 closing price.

           The 15% discount between the fair value of the shares purchased and the cost to the participants represents employer contributions.

           The participants' shares are held in trust by Computershare Trust Company, N.A., (the "Trust").

           Contributions are used to purchase whole and fractional shares of the Company common stock at the end of each purchase period (a calendar quarter).

       (d) VESTING

           All contributions and common stock purchased are 100% vested.

       (e) DIVIDENDS

           Dividends are first declared in euros, and are paid to participants in U.S. dollars converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on a date announced by the

                                       4

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements
                             July 31, 2008 and 2007
                (Dollars in thousands, except per share amounts)

           Company. Dividends paid, net of applicable Dutch taxes withheld, are reinvested into the participant's account and used to purchase additional common shares at the prevailing market price during the next purchase period. There is no discount applied to shares purchased through the reinvested dividends.

       (f) PLAN RESTRICTIONS

           A participant may sell any shares held in their account at any time without penalty.

       (g) PLAN TERMINATION

           The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated, payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

       (h) PLAN EXPENSES

           Plan expenses are paid by the Company.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a) BASIS OF ACCOUNTING

           The accompanying financial statements are prepared on the accrual basis of accounting.

       (b) INVESTMENT VALUATION AND INCOME RECOGNITION

           The investment in shares held by the Plan is recorded at market value, measured by the closing price listed by the NYSE. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are allocated using the first in, first out method. Dividends are recorded on the ex-dividend date.

       (c) USE OF ESTIMATES

           The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (d) DISTRIBUTIONS

           Participants may request distributions in the form of Company common stock or cash. Distributions are recorded when paid.

                                       5

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements
                             July 31, 2008 and 2007
                (Dollars in thousands, except per share amounts)

       (e) NEW ACCOUNTING PRONOUNCEMENTS

           In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FASB 157). FASB 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. FASB 157 is effective for fiscal years beginning after November 15, 2007. Management does not expect the provisions of FASB 157 to have a material effect on the Plan's financial statements.

(3)    INVESTMENT IN COMMON SHARES

       Each participant is a 100% owner of the number of shares held on their behalf by the Trust. Participants maintain the same rights as common stock shareholders.

       As of July 31, 2008, there were 3,967,914 shares held for participants and were valued at $33.28 per share. As of July 31, 2007, there were 3,699,932 shares were held for participants and were valued at $40.40 per share. There were $1,758 and $1,495 of participants' contributions not yet used to purchase shares on July 31, 2008 and 2007, respectively, which is reflected as contributions receivable from participants on the accompanying Statements of Financial Condition.

       Proceeds from the sales of Company stock, cost of stock sold and the related net realized gain were as follows:



                                               Years ended July 31,
                                        2008          2007         2006
                                        ----          ----         ----
          Proceeds                    $ 19,805       37,475      $ 32,689
          Cost of stock sold            15,300       26,480        25,146
                                      --------      -------       -------

              Net realized gain       $  4,505       10,995      $  7,543
                                      ========      =======       =======

(4)    TAX STATUS

       The Plan is a non-qualified employee stock purchase plan for U.S. tax purposes. Participants of the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the excess of the closing market price of the shares on the purchase date over the discounted purchase price (85% of the closing price on the last day of the purchase period) is included as ordinary income on the participant's W-2 form sent to the Internal Revenue Service. Any additional appreciation on the shares from the date of purchase until the date of subsequent sale will then be taxed to participants under Section 83 of the Internal Revenue Code as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants are also required to report as ordinary income the amount of any dividends received on common shares purchased through the Plan.

                                        6

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      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements
                             July 31, 2008 and 2007
                (Dollars in thousands, except per share amounts)


(5)    MARKET RISK

       The Plan's assets are invested in one security, the common stock of the Company. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Recent market conditions have resulted in an unusually high degree of volatility in the equity markets. At October 22, 2008, the market value of Company shares traded on the New York Stock Exchange was $17.52 per share. Shares held for participants were valued at $33.28 per share in the statement of financial condition as of July 31, 2008. Due to the level of risk associated with this investment security, and the potential for additional volatility in the equity markets, it is at least reasonably possible that changes in the value of the investment security will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition. The value of the Company common stock is entirely dependent upon the performance of the Company and the market's evaluation of such performance.












                                       7

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.






                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                                Nonqualified Stock Purchase Plan







Date: October 28, 2008            By: /s/ Pamela Dunlap
                                     -------------------------------------------
                                  Name: Pamela Dunlap
                                  Title: Chairman, Stock Purchase Plan Committee






                                       8

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                                 EXHIBIT INDEX


Exhibit 23.1     Consent of Independent Registered Public Accounting Firm